EXHIBIT Q

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2004 on Form 18-K filed with the SEC on June 30, 2005, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On July 5, 2005, the National Congress approved the formation of a parliamentary commission of inquiry (CPI) to investigate allegations that monthly payments had been made to certain legislators for their support for certain legislation. Known as the “CPI do Mensalão,” this CPI is intended to investigate not only allegations by Roberto Jefferson, the head of the Brazilian Workers Party (PTB), that the ruling Workers Party (PT) had paid certain Congressmen approximately U.S.$12,000 per month for their support, but also charges that similar payments had been made during former President Fernando Henrique Cardoso’s administration to purchase votes for, among other things, a constitutional amendment that permitted President Cardoso and State Governors to run for reelection.

Certain opposition parties filed suit against the PT on July 19, 2005 after the former treasurer of the PT admitted during a television interview in July 2005 that the PT had raised funds illegally to finance election campaigns. If the Supreme Electoral Court rules against the PT, the party could lose access to public financing before the 2006 elections and its license to operate as a political organization. The chairman, president and treasurer of the PT resigned from their respective posts in July 2005. On September 2, 2005, two parliamentary commissions of inquiry jointly recommended the expulsion of 19 Congressmen accused of participating in the scheme involving monthly payments to certain legislators. Four Congressmen have already resigned. The other 15 Congressmen face a disciplinary process that could end in their expulsion. On October 17, 2005, the National Congress began hearings on whether to expel 11 of the Congressmen. In a separate action, the Chamber of Deputies voted to expel Roberto Jefferson, for, among other things, making allegations without proof of alleged monthly payments to certain Congressmen in exchange for their support. Severino Cavalcanti, a member of the Partido Popular (PP) and president of the Chamber of Deputies, who has been accused of extorting payments from a catering company operating in the Congressional building, also resigned after facing expulsion.

Balance of Payments; Foreign Trade; International Reserves

During the first eight months of 2005, Brazil registered an accumulated trade surplus of approximately U.S.$28.3 billion, versus an accumulated trade surplus of approximately U.S.$21.9 billion for the corresponding period in 2004. Exports for the first eight months of 2005 totaled U.S.$76.1 billion, a 24.0% increase over the corresponding period of 2004, while imports totaled U.S.$47.7 billion, a 21.0% increase from the U.S.$39.5 billion recorded for the corresponding period in 2004. The improvement in the trade balance during the first eight months of 2005 resulted in an accumulated current account surplus of approximately U.S.$8.7 billion, compared to an accumulated surplus of approximately U.S.$8.0 billion for the corresponding period in 2004. The accumulated balance of payments surplus was approximately U.S.$4.6 billion for the first eight months of 2005 compared to an accumulated surplus of approximately U.S.$1.0 billion for the corresponding period in 2004.

Preliminary trade figures for September 2005 indicate that Brazil registered an accumulated trade surplus of approximately U.S.$32.7 billion for the first nine months of 2005 versus an accumulated trade surplus of approximately U.S.$25.1 billion for the corresponding period in 2004. Exports for the first nine months of 2005 totaled U.S.$86.7 billion, a 23.4% increase over the U.S.$70.3 billion recorded for the corresponding period in 2004, while imports totaled U.S.$54.0 billion, a 19.6% increase from the U.S.$45.2 billion recorded for the corresponding period in 2004.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$37.8 billion on December 31, 2002, U.S.$49.3 billion on December 31, 2003, U.S.$52.9 billion on December 31, 2004 and U.S.$57.0 billion on September 29, 2005.

Gross Domestic Product

Brazil’s GDP grew by 3.9% during the second quarter of 2005, relative to the corresponding period of 2004. The agricultural, industrial and services sectors increased 3.2%, 5.5% and 2.5%, respectively, during the second quarter of 2005 relative to the corresponding period of the previous year. With respect to demand, the largest contributor was investments in manufacturing plants, machinery and capital equipment, which rose 4.0% during the second quarter of 2005 relative to the corresponding period of 2004. Household consumption also rose, by 3.0% during the second quarter of 2005 relative to the corresponding period of 2004. During the second quarter of 2005, GDP grew 1.4% relative to the immediately preceding quarter. The agricultural, industrial and services sectors rose 1.1%, 3.0% and 1.2%, respectively, during the second quarter of 2005 relative to the immediately preceding quarter. Household consumption rose 0.9% during the second quarter of 2005 relative to the immediately preceding quarter, and investments in manufacturing plants, machinery and capital equipment rose 4.5% relative to the immediately preceding quarter, after having fallen for two consecutive quarters.

Prices

The broad consumer rate index, or IPCA, rose 12.5% in 2002, 9.3% in 2003, 7.6% in 2004 and 6.0% in the twelve-month period ended September 26, 2005.

The inflation rate (as measured by IGP-DI) rose 26.4% in 2002, 7.7% in 2003, 12.1% in 2004 and 2.1% in the twelve-month period ended September 30, 2005.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to U.S.$1.00 on December 31, 2002, R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004 and R$2.2222 to U.S.$1.00 on September 30, 2005.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005 and remained unchanged in July 2005 and August 2005.

Foreign Investment

During the first eight months of 2005, net foreign direct investment totaled approximately U.S.$11.7 billion, compared with approximately U.S.$11.7 billion of such investment registered during the corresponding period in 2004.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from 16% to 16.25% on September 15, 2004, 16.75% on October 20, 2004, 17.25% on November 17, 2004, 17.75% on December 15, 2004, 18.25% on January 19, 2005, 18.75% on February 16, 2005, 19.25% on March 16, 2005, 19.5% on April 20, 2005 and 19.75% on May 18, 2005. After leaving the Over/Selic rate target unchanged on June 15, 2005, July 20, 2005 and August 17, 2005, the Central Bank reduced its Over/Selic target to 19.50% on September 14, 2005 and 19.0% on October 19, 2005.

Public Finance

During the eight-month period ended August 31, 2005, Brazil’s accumulated consolidated public sector primary surplus was R$78.9 billion (6.3% of GDP), compared with the R$63.7 billion (5.6% of GDP) consolidated public sector primary surplus for the corresponding period in 2004. The accumulated consolidated public sector nominal deficit for the eight-month period ended August 31, 2005 was R$26.8 billion (2.1% of GDP), compared with the R$20.1 billion (1.8% of GDP) consolidated public sector nominal deficit for the corresponding period in 2004.

On April 15, 2005, the Government submitted its proposed budget directives law (Lei de Diretrizes Orçamentárias) for 2006 to Congress for its consideration. The proposed legislation provides that tax revenues administered by the Federal Revenue Secretariat are not to exceed 16% of GDP and that non-financial current expenditures are not to exceed 17% of GDP. The consolidated primary surplus target for 2006 in the proposed legislation is 4.25% of GDP. The budget directives law was enacted as Law No. 11,178 dated September 20, 2005.

Public Debt

Brazil’s net public sector debt stood at R$973.7 billion (or 51.7% of GDP) on August 31, 2005, compared with R$957.0 billion (or 51.7% of GDP) on December 31, 2004. On August 31, 2005, Brazil’s consolidated net public sector external debt was R$84.5 billion (or 4.5% of GDP).

On August 31, 2005, Brazil’s U.S. dollar-indexed federal domestic securities debt totaled approximately R$32.7 billion (3.6% of all federal domestic debt securities). By contrast, the aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate rose from R$449.0 billion (61.4% of all federal domestic debt securities) on December 31, 2003 to R$463.0 billion (57.1% of all federal domestic debt securities) on December 31, 2004 and R$519.4 billion (56.4% of all federal domestic debt securities on August 31, 2005, while fixed rate federal domestic debt securities increased from R$104.6 billion (14.3% of all federal domestic debt securities) on December 31, 2003 to R$184.8 billion (22.8% of all federal domestic debt securities) on December 31, 2004 and R$242.5 billion (26.3% of all federal domestic debt securities) on August 31, 2005.

In August 2005, the average tenor of Brazil’s federal domestic debt securities was 27.4 months, a reduction from the average tenor of 33.2 months in December 2002 and 31.3 months in December 2003. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies”. Of the R$920.8 billion in federal domestic debt securities outstanding on August 31, 2005, 42.7% were scheduled to mature on or before August 31, 2006.

On July 13, 2005, the Central Bank announced that the Government had decided to prepay U.S.$5.1 billion in obligations under a Supplemental Reserve Facility (SRF) with the IMF. Under the original schedule, the final repayment of the amounts due under the SRF would have occurred in March 2006. Noting that the amounts due under the SRF had a shorter tenor and higher servicing costs than the amounts disbursed under other IMF facilities previously made available to Brazil, the Central Bank estimated that the expected cost savings resulting from the prepayment was approximately U.S.$82 million. As of August 31, 2005, a total of 10.8 billion in special drawing rights (SDRs) (based on a basket of key international currencies, equivalent to approximately U.S.$15.5 billion calculated at the October 18, 2005 U.S.$/SDR exchange rate) remained outstanding under the former IMF standby facility that expired on March 31, 2005.

On July 18, 2005, Brazil commenced an invitation to holders of its USD Front-Loaded Interest Reduction with Capitalization Series L Bonds due 2014 (“C Bonds”) to submit offers to exchange such bonds in a modified Dutch auction for 8% Amortizing Global Bonds (“Amortizing Global Bonds”) on the

terms and subject to the conditions set forth in Brazil’s prospectus supplement dated July 18, 2005 to the prospectus dated January 5, 2005. The invitation expired at 4:30 p.m., New York City time, on July 21, 2005. Pursuant to the invitation, Brazil issued U.S.$4,508,571,000 aggregate principal amount of Amortizing Global Bonds in exchange for U.S.$ 4,272,201,000 aggregate principal amount of C Bonds tendered pursuant to the invitation. The Amortizing Global Bonds were issued on August 1, 2005. The clearing extension of maturity for the Amortizing Global Bonds was 3.75 years. There was no proration and no cash offering. Accordingly, the Amortizing Global Bonds will mature on January 15, 2018. On September 5, 2005, the Brazilian Treasury Secretariat announced that it would redeem the remaining C Bonds on October 17, 2005, the next scheduled interest payment date under the C Bonds.

On September 13, 2005, Brazil completed an offering of U.S.$1.0 billion aggregate principal amount of its 8.75% Global Bonds due 2025.

On September 26, 2005, Brazil completed an additional offering of R$3,400,000,000 aggregate principal amount of its 12.50% Global BRL Bonds due 2016. The Global BRL Bonds are denominated in reais, Brazil’s official currency. Principal of and interest on the Global BRL Bonds will be translated into, and payment of such principal and interest will be made in, United States dollars. The offering of Global BRL Bonds was Brazil’s first offering of real-denominated bonds in the international capital markets.